UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Oriental Rise Holdings Limited Announces Interim 2025 Results

Oriental Rise Holdings Limited (“we,” “us,” or “the Company”), a vertically integrated tea company engaged in the planting, cultivation, processing, and sales of primarily-processed and refined tea, with a focus on primarily-processed white tea sourced from tea gardens in Fujian Province, today announced its unaudited financial results for the six months ended June 30, 2025.

Comparison of Interim Financial Results for the six months ended June 30, 2025 and 2024

The following table summarizes the results of our operations during the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended June 30, US$’000 (Unaudited)		Variance
	2024	2025	$	(%)
REVENUE	$7,695	$4,998	$(2,697)	(35.05)%
COST OF SALES	(5,030)	(4,091)	939	(18.67)%
GROSS PROFIT	2,665	907	(1,758)	(65.97)%

Other income, net	47	66	19	40.43%

EXPENSES
Selling and distribution costs	(32)	(43)	(11)	34.38%
Administrative expenses	(460)	(681)	(221)	48.04%
Finance costs	(80)	(7)	73	(91.25)%

PROFIT BEFORE INCOME TAX	2,140	242	(1,898)	(88.69)%
Income tax credit/(expenses)	51	(134)	(185)	(362.75)%

NET PROFIT FOR THE PERIOD	2,191	108	(2,083)	(95.07)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,604)	1,299	2,903	(180.99)%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$587	$1,407	$820	139.69%

Revenues

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Sales of primarily-processed white teas	6,116	3,870
Sales of primarily-processed black teas	1,424	1,128
Sales of refined teas	155	—
	7,695	4,998

Our revenue is primarily derived from the production and sales of (i) primarily-processed white tea, (ii) primarily-processed black tea, and (iii) refined tea in mainland China.

For the six months ended June 30, 2025, revenue from primarily-processed white tea decreased by approximately USD2.2 million or 36.1%, from approximately USD6.1 million for the same period in 2023 to approximately USD3.9 million. This decline was primarily due to a significant drop in sales of lower-grade primarily-processed white teas and drop in the selling prices, driven by an economic slowdown in China and increased market supply. In recent years, surging demand for white tea spurred extensive cultivation in non-traditional regions like Sichuan and Guizhou, as well as new plantations in Fujian Province. By 2025, large quantities of white tea continued to enter the market, contributing to an oversupply. Additionally, newly planted tea trees require several years to reach full yield, creating a prolonged influx of product. This oversupply exerted downward pressure on both transaction prices for fresh tea leaves and wholesale prices for processed white tea.

Revenue from primarily-processed black tea decreased by approximately USD0.3 million or 21.4%, from approximately USD1.4 million for the six months ended June 30, 2024, to approximately USD1.1 million for the same period in 2025. The decrease was mainly due to a decline in selling prices amid the economic slowdown in China.

Revenue from refined tea decreased from approximately USD155,000 for the six months ended June 30, 2024, to nil for the same period in 2025. The decrease was also mainly due to the economic slowdown in China, affecting the sales performance of refined tea.

Cost of Revenues

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Revenue	7,695	4,998
Cost of sales	(5,030)	(4,091)
Gross profit	2,665	907
Gross profit ratio	35%	18%

Our cost of sales primarily comprises (i) plantation costs and (ii) processing costs associated with the tea products sold.

Plantation costs include expenses such as picking fees, cultivation costs, fertilizer costs, staff salaries for patrollers, management fees for tea garden managers, depreciation of tea gardens, and other processing-related expenses.

Picking fees are payments made to tea garden managers for arranging local workers to harvest tea leaves. These fees are calculated based on the weight, type, and grade of the tea leaves picked.

Cultivation costs involve payments to tea garden managers for coordinating local workers to cultivate the tea trees. These costs are determined based on the number of workdays required.

For the six months ended June 30, 2025, our cost of sales decreased by approximately USD0.9 million or 18.0%, from approximately USD5.0 million in the same period of 2024 to approximately USD4.1 million. This decrease was primarily due to a reduction in the sales volume of primarily-processed white teas, impacted by the economic slowdown in China.

Despite the decline in cost of sales, our gross profit decreased significantly by approximately USD1.8 million or 66.7%, from approximately USD2.7 million for the six months ended June 30, 2023, to approximately USD0.9 million for the same period in 2025. The gross profit margin also fell by 17 percentage points, from approximately 35% in 2024 to approximately 18% in 2025. This decline in gross profit and margin was mainly driven by reduced selling prices for primarily-processed white and black teas, as previously noted, while plantation and processing costs remained relatively stable during the period.

Selling and distribution costs

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Staff costs	16	18
Cost of packing materials	15	24
Sales of refined teas	1	1
	32	43

Our selling and distribution costs consist of staff costs which represented the staff costs in the department of sales and marketing, costs of packing materials.

Our selling and distribution costs increased slightly by approximately USD11,000 or 34.4%, from approximately USD32,000 for the six months ended June 30, 2024 to approximately USD43,000 for the six months ended June 30, 2025. The increase is mainly attributable to the increased cost of packing materials for primarily-processed tea.

Administrative expenses

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Listing expenses	205	—
Legal and professional fees	—	291
Staff costs	47	172
Depreciation charge	148	140
Social insurance and housing provident fund	50	50
Others	10	28
	460	681

Our administrative expenses primarily consist of listing expenses, legal and professional fee for the purpose of compliance of our listing status, staff costs, depreciation charges, social insurance and housing provident fund.

Our administrative expenses increased by approximately USD221,000 or 48.0%, from approximately USD460,000 for the six months ended June 30, 2024 to approximately USD681,000 for the six months ended June 30, 2025, which was mainly attributable to the increase in staff costs incurred relating to the remunerations of directors and the key management personnel after listing.

Operating profit

Our operating profit decreased by approximately USD2.0 million or 90.9%, from approximately USD2.2 million for the six months ended June 30, 2024 to approximately USD0.2 million for the six months ended June 30, 2024, which was mainly attributable to the decrease in gross profit from primarily-processed black teas and white teas arising from the decrease in selling prices.

Income tax credit/(expense)

Our income tax credit was approximately USD51,000 for the six months ended June 30, 2024, while our income tax expense was approximately USD134,000 for the six months ended June 30, 2025. Our income tax expense for the six months ended June 30, 2025 was mainly attributable to the under-provision for income tax of our subsidiary of approximately USD142,000 in respect of the financial year 2024.

Unaudited Condensed Consolidated Statement of Cash Flows

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Operating activities
Net Profit	2,191	108
Adjustments for:
Income tax credit	(51)	134
Depreciation	553	614
Finance costs	80	7
Interest income	(38)	(42)
Operating profit before working capital changes	2,735	821
Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(862)	(1,805)
Trade receivables	38	(563)
Prepayments and other current assets	—	(2)
Trade payables	—	(28)
Accruals and other payables	237	186
Income tax payable	(149)	(155)
Cash flows generated from/(used in) operating activities	1,999	(1,546)

Investing activities
Interest received	38	42
Payments for acquisition of property, plant and equipment	(1)	—
Cash flows generated from investing activities	37	42

Financing activities
Proceeds from bank borrowings	—	138
Repayments of bank borrowings	(140)	—
Interest paid	(73)	(1)
Amounts due to related parties	255	(275)
Lease payments	(16)	(6)
Cash flows generated from/(used in) financing activities	26	(144)
Increase/(decrease) in cash and cash equivalents	2,062	(1,648)
Cash and cash equivalents at the beginning of the period	34,166	43,015
Effect of exchange rate changes	(918)	728
Cash and cash equivalents at the end of the period	35,310	42,095

Supplemental disclosure of cash flows information
Cash paid during the period for income tax	149	155
Cash paid during the period for interest	73	1

Cash flows generated from/(used in) operating activities

Our cash generated from/(used in) operating activities was mainly derived from the receipts of sales of our tea products, and cash payments of plantation costs, processing costs, and operating and listing expenses.

Our cash flows generated from operating activities was approximately USD2.0 million for the six months ended June 30, 2024, while our cash flows used in operating activities was approximately USD1.5 million for the six months ended June 30, 2025. The change was mainly attributable to the decrease in receipts of sales of our tea products arising from the decrease in sales.

Cash flows generated from investing activities

Our cash flows generated from investing activities primarily consisted of payments for the acquisition of property, plant, and equipment and bank interest received.

Our cash flows generated from investing activities increased by approximately USD7,000 or 18.9%, from approximately USD37,000 for the six months ended June 30, 2024 to approximately USD42,000 for the six months ended June 30, 2025, which was mainly attributable to the increase in interest received during the period.

Cash flows generated from/(used in) financing activities

Our cash flows generated from financing activities primarily consisted of proceeds/repayments of bank borrowings and advances from/repayments to related parties.

Our cash flows generated from financing activities was approximately USD26,000 for the six months ended June 30, 2024, while our cash flows used in financing activities was approximately USD144,000 for the six months ended June 30, 2025. The change was mainly attributable to the repayments to a related party during the period.

Subsequent events

On 23 July 2025, the Company closed its public offering of 14,800,000 units at a price of US$0.4681 per Unit. Each unit consists of one ordinary share (or one pre-funded warrant to purchase one ordinary share in lieu thereof), par value US$0.0008 per share, and one common warrant to purchase one ordinary share. Each common warrant is exercisable immediately on the date of issuance at an exercise price of US$0.4681 per share and will expire five years from the date of issuance. The Company entitled gross proceeds, before deducting placement agent fees and other offering expenses, of approximately US$6.9 million from the issuance of these units.

Management Business Outlook

For the six months ended June 30, 2025, Oriental Rise Holdings Limited reported revenue of approximately US$5.0 million and a net profit of US$108,000. However, the second half of 2025 faced challenges due to seasonal price fluctuations, post-listing expenses, and market price pressures from increased white tea supply.

Looking ahead to 2026, the Company anticipates strong growth driven by recovering tea prices, the operation of newly acquired tea gardens, and expansion in the refined tea business, supported by enhanced production capacity and market opportunities. The Company remains committed to sustainable growth and creating value for shareholders.

The Company’s Unaudited Consolidated Financial Statements as of and for the six months ended June 30, 2025 are furnished herewith as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Unaudited Consolidated Financial Statements as of and for the Six Months ended June 30, 2025